FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: July 5, 2012
Knock-Out Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the KOSPI 200 Index, the MSCI Taiwan IndexSM, the Hang Seng® Index and the MSCI Singapore Index and Related Asian Currencies due January 15, 2014
Receive greater of basket return and contingent minimum return if the downside barrier is not breached
Full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of a weighted basket of five Asian indices and related Asian currencies. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their investment if the level of the Basket declines by more than 22.00% from the Initial Basket Level to the
Final Basket Level, as measured on the Final Valuation Date. If the level of the Basket does not decline from the Initial Basket Level to the Final Basket
Level by more than 22.00%, investors will be entitled to receive a return on their investment equal to the greater of (a) the Basket Return and (b) the
Contingent Minimum Return of 0.00% . Any Payment at Maturity is subject to the credit of the Issuer.

Note Characteristics

[]  Receive the greater of Basket Return and Contingent Minimum Return of 0.00%
    if a Knock-Out Event does not occur.
[]  Full downside exposure if a Knock-Out Event occurs

Risk Considerations

[]  You will lose a significant portion or all of your investment in the notes if a Knock-Out Event occurs.

[]  Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.

[]  Any payment on the notes is subject to the creditworthiness of the Issuer.

[]  The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.

[]  Additional risk factors can be found on the last two pages of this fact sheet.

Basket

                                                       Component
         Basket Index            Basket Currency       Weighting
Hang Seng China Enterprises
Index                       Hong Kong dollar (HKD/USD)   21.00%
KOSPI 200 Index               Korean won (KRW/USD)       25.00%
MSCI Taiwan(SM) Index        Taiwan dollar (TWD/USD)     20.00%
Hang Seng([R]) Index        Hong Kong dollar (HKD/USD)   25.00%
MSCI Singapore Index        Singapore dollar (SGD/USD)   9.00%

Summary of Indicative Terms

CUSIP:                     2515A1KT7
Issuer:                    Deutsche Bank AG, London Branch
Maturity/Tenor:            Approximately 18 months
Face Amount:               $1,000 per note
Knock-Out Event:           A Knock-Out Event occurs if the Final Basket Level has decreased, as compared to the
                           Initial Basket Level, by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out
                           Event will occur if the Final Basket Level is less than 78.00.
Knock-Out Buffer Amount:   22.00%
Payment at Maturity:       [] If a Knock-Out Event has occurred:
                                                    $1,000 + ($1,000 x Basket Return)
                           [] If a Knock-Out Event has not occurred:
                             $1,000 + ($1,000 x the greater of (i) the Basket Return and (ii) the Contingent Minimum
                                                                Return)
Basket Return:                          Final Basket Level -- Initial Basket Level
                           --------------------------------------------------------------------------------------------
                                               Initial Basket Level
Contingent Minimum Return: 0.00%
Initial Basket Level:      Set equal to 100 on the Trade Date
Final Basket Level:        Calculated on the Final Valuation Date as follows:
                           100 [] [(HSCEI Index Multiplier [] 21.00% [] HKD/USD Currency Multiplier) + (KOSPI2
                           Index Multiplier [] 25.00% [] KRW/USD Currency Multiplier) + (TAMSCI Index Multiplier []
                           20.00% [] TWD/USD Currency Multiplier) + (HSI Index Multiplier [] 25.00% [] HKD/USD
                           Currency Multiplier) + (SIMSCI Index Multiplier [] 9.00% [] SGD/USD Currency Multiplier)]
Index Multiplier:          With respect to each Basket Index, the performance of such Basket Index from its Initial
                           Index Level to its Final Index Level, calculated as follows:
                                               Final Index Level
                           --------------------------------------------------------------------------------------------
                                               Initial Index Level
Initial Index Level:       With respect to each Basket Index, the index closing level on the Trade Date.
Final Index Level:         With respect to each Basket Index, the index closing level on the Final Valuation Date.
Currency Multiplier:       For each Basket Currency, the performance of such Basket Currency from its Initial Spot
                           Rate to its Final Spot Rate, calculated as follows:
                                               Final Spot Rate
                           --------------------------------------------------------------------------------------------
                                               Initial Spot Rate
Initial Spot Rate:         With respect to each Basket Currency, the Spot Rate on the Trade Date.
Final Spot Rate:           With respect to each Basket Currency, the Spot Rate on the Final Valuation Date.
Spot Rate:                 For each Basket Currency, the official MID WM Reuters fixing at 4 pm London Time, expressed as the number of U.S. dollars per one unit of such Basket Currency
Trade Date:                July 6, 2012
Settlement Date:           July 11, 2012
Final Valuation Date:      January 10, 2014
Maturity Date:             January 15, 2014
Fees and Commissions:      JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed
                           $12.50 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1566AZ.
For more information regarding this offering, please refer to the term sheet No. 1566AZ on the SEC website at [ ].

NOT FDIC / NCUA INS URED OR GUARANTEE D * M AY L O SE V AL UE
NO B AN K GU AR AN TE E * NO T A DEP OS I T
NO T I NSU RE D OR GU AR AN T EED B Y AN Y F EDE R AL GOV ERNM E N T AL AGE NC
Y

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Basket Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payment at Maturity			Hypothetical Return Graph
The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Knock-Out Buffer Amount of 22.00% and a Contingent Minimum Return of 0.00%.

Basket Return	Return on the Notes	Payment at Maturity
100.00%	100.00%	$2,000.00
80.00%	80.00%	$1,800.00
40.00%	40.00%	$1,400.00
20.00%	20.00%	$1,200.00
10.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-22.00%	0.00%	$1,000.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-60.00%	-60.00%	$400.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the performance of the Basket.  If a Knock-Out Event occurs, your investment will be fully exposed to the decline in the level of the Basket, and you will lose a significant portion or all of your investment in the notes. The Basket Return will be determined based on the Final Basket Level, which will in turn depend on the performance of the Basket Indices and the Basket Currencies. If any Basket Index declines from its Initial Index Level to its Final Index Level or if the U.S. dollar appreciates in value against any of the Hong Kong dollar, the Korean won, the Taiwan dollar or the Singapore dollar, it will result in a lower Basket Return and your Payment at Maturity may be adversely affected.

YOU WILL NOT BE ENTITLED TO RECEIVE THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS — If the Final Basket Level declines from the Initial Basket Level by more than the Knock-Out Buffer Amount of 22.00%, you will not be entitled to receive the Contingent Minimum Return.  Under these circumstances, your investment will be fully exposed to the decline in the Basket during the term of the notes, and you will lose a significant portion or all of your investment.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of your investment at maturity.

CREDIT RISK — The payment of amounts owed to you under the notes is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Underlying would have.

CHANGES IN THE LEVELS OF THE BASKET INDICES AND THE EXCHANGE RATES OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER — Movements in the Basket Indices and movements in the exchange rates of the Basket Currencies may not correlate with each other. At a time when the level of one or more of the Basket Indices increases and/or one or more of the Basket Currencies appreciates against the U.S. dollar, the level of the other Basket Indices may not increase as much or may decline and/or one or more of the Basket Currencies may not appreciate as much or may weaken against the U.S. dollar. Therefore, in calculating the Basket Return, increases in the value of one or more of the Basket Indices and/or increases in the value of one or more of the Basket Currencies against the U.S. dollar may be moderated, offset or more than offset by lesser increases or declines in the value of the other Basket Indices and/or the value of the other Basket Currencies against the U.S. dollar.

THE POTENTIAL CORRELATION AMONG THE BASKET COMPONENTS COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — The return on the notes is linked to the performance of a weighted basket of five Asian indices and related currencies of four Asian economies. Because of geographical proximity of these Asian economies and various other economic and non-economic factors, the performances of these economies may correlate with each other, and as a result, there may be a high degree of correlation among the Basket Components.  Correlation is the extent to which the levels of the Basket Components could increase or decrease at the same time.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these Asian economies than a different investment linked to more broadly diversified indices or currencies.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. If the U.S. dollar strengthens against any of the Basket Currencies during the term of the notes, your return will be adversely affected. The relative values of the U.S. dollar and each of the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries.

THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, are currently “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For as long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Basket Return, and, consequently, the value of your notes.

RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES — Investments in securities indexed to the value of foreign equity securities, such as the securities composing the Hang Seng China Enterprises Index, the KOSPI 200 Index, the MSCI Taiwan IndexSM, the Hang Seng® Index and the MSCI Singapore Index involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY — The value of the notes is subject to the political and economic risks of emerging market countries. Some Basket Indices may include companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market country, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market country. Political or economic instability could have an adverse effect on the value of, and Payment at Maturity on, your notes.

IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Basket Return using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the levels of the Basket Indices and the exchange rates of the Basket Currencies relative to the U.S. dollar will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES —  We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the levels of the Basket Components and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Basket Indices or the Basket Currencies on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Basket Indices or the Basket Currencies. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Indices and Basket Currencies to which the notes are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

PAST PERFORMANCE OF THE REFERENCE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Basket Indices and Basket Currencies over the term of the notes may bear little relation to the historical levels of the Basket Indices and Basket Currencies and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Basket Indices or Basket Currencies or whether the performance of the Basket Indices and Basket Currencies will result in any return of your investment.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN  — We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i)
you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments such as the notes. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1566AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1566AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.